Contact

www.linkedin.com/in/bryon-white-b9b172b0 (LinkedIn)

Top Skills

Startups
Strategy
Start-ups Management

Languages

Spanish
English

Honors-Awards

2021 SFA Leadership Award for Citizenship
2022 Inno Fire Award
2022 40 Under 40 Daytona Beach News-Journal
Winner, 2017 UCF Joust New Venture Competition
Winner, 2018 Rally Social Enterprise Accelerator

Bryon White

Co-Founder of Yaupon Brothers | Venture Builder | Plant Nerd | Conservationist | CPG & Regenerative Ag Expert | Farmer | VC & CEO Mentor | Founder Advocate | 40 under 40 | Dad, Surfer & Swimmer

New Smyrna Beach, Florida, United States

Summary

I'm an entrepreneur working at the intersection of environmental conservation and economic development, equipped with over a decade of experience in the CPG industry, native agriculture, and indigenous food system (re)development. I'm always looking at ways to make the world a better place through the choices we make as consumers, business owners, and human beings. Let's make something great, together!

Experience

Label Sessions

Label Mate
July 2025 - Present (2 months)
London Area, United Kingdom

Yaupon Brothers American Tea

13 years 5 months

President & CEO
November 2015 - Present (9 years 10 months)
Crescent City, Florida, United States

Co-Founder
April 2012 - Present (13 years 5 months)
Orlando, Florida Area

A forward thinking CPG firm, making excellent products from native plants. We're showing the world that sustainability, conservation, & business, are not mutually exclusive.

Advantary Capital Partners

Venture Scout
April 2025 - Present (5 months)
Fairfield, California, United States

Ocean 6 Ventures
Managing Partner
April 2024 - Present (1 year 5 months)
New Smyrna Beach, Florida, United States

Managing partner of a founder-first start-up consultancy and investment fund working to make entrepreneurship more fun, profitable, and fair. Because this sh!t is hard!

Builders + Backers
2 years 8 months

Builder in Residence
April 2024 - Present (1 year 5 months)
Arlington, Virginia, United States

Venture Builder
January 2023 - April 2024 (1 year 4 months)
Arlington, Virginia, United States

Helping to democratize entrepreneurship through our Idea Accelerator-providing the resources and mentorship ideas need to grow into scalable ventures that can change the World.

Eagle's Nest Farms
Director of Regenerative Agriculture
October 2023 - Present (1 year 11 months)
Crescent City, Florida, United States

Directly manages all agricultural activities on a historic family-owned regenerative organic farm and venue.

Digiphy
Strategic Advisor
May 2021 - Present (4 years 4 months)
Los Angeles Metropolitan Area

White Family Associates
Managing Partner
April 2017 - Present (8 years 5 months)
New Smyrna Beach, Florida, United States

Managing a small family-owned and managed real estate holdings and management firm with historic and culturally and ecologically significant properties throughout Florida.

Volusia County Government
Captain
July 2002 - January 2019 (16 years 7 months)

Education

Loyola University New Orleans
Master of Science - MS, Criminal Justice Administration · (2010 - 2012)

University of Central Florida
Bachelor of Science (B.S.) Law, Legal Studies · (2005 - 2009)